UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE

ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-52663

VECIMA NETWORKS INC.

(Exact name of registrant as specified in its charter)

4210 Commerce Circle, Victoria, British Columbia, Canada V8Z 6N6

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☒
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. On May 2, 2007, Vecima Networks Inc. (the “Company”) completed the acquisition of all of the issued and outstanding common shares of Spectrum Signal Processing Inc. (“Spectrum”) for a total purchase price of approximately CDN$18.3 million, made up of 820,000 common shares of the Company and approximately CDN$10.1 million in cash. As a result of this acquisition, Spectrum became a wholly-owned subsidiary of the Company, and the Company’s class of common shares was deemed to be registered under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) pursuant to Rule 12g-3(a). The Company also succeeded to Spectrum’s reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act.

Spectrum first incurred its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act when it registered its class of common shares under Section 12(g) of the Exchange Act pursuant to a Form 20-F registration statement, which was filed on March 4, 1992 and became effective on May 3, 1992. Spectrum also apparently incurred a duty to file reports under Section 13(a) or Section 15(d) in connection with the following filings:

(1) A Form 8-A registration statement filed on July 1, 1992 to register Spectrum’s class of common shares under Section 12(b) for trading on the American Stock Exchange’s Emerging Company Marketplace, which became effective on August 30, 1992. It is our understanding that in June 1993 Spectrum’s shares were subsequently listed for trading on the Nasdaq National Market (which later became the Nasdaq Stock Market), where they traded until Spectrum voluntary delisted from the Nasdaq Stock Market on May 3, 2007, following the closing of the Company’s acquisition of Spectrum.

(2) A Form F-3 registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), on June 30, 1998 and subsequently amended several times, which was filed to register a total of 883,001 common shares for resale by two selling shareholders, and which we assume was made effective soon after the final amendment was filed on July 26, 1999.

(3) A Form S-8 registration statement filed on February 11, 2000 to register common shares for issuance under Spectrum’s employee stock purchase plan, which became effective upon filing.

B. The Company and its predecessor, Spectrum, have filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form. Spectrum filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

The Company has never sold securities in the United States in a registered offering under the Securities Act. The Company believes that, except for offerings of a type not required to be disclosed in this item, the Company’s predecessor, Spectrum, has never sold securities in the United States in a registered offering under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

A. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Toronto, Ontario, Canada, which currently constitutes the primary trading market for the common shares.

B. The Company’s common shares became listed on the TSX on November 14, 2005, and the Company has maintained this listing continuously since that date. Thus, the Company has maintained a listing of its common shares on the TSX for at least the 12 months preceding the filing of this form.

C. For the 12-month period from June 1, 2006 through May 31, 2007, the percentage of trading in the Company’s common shares on the TSX was 98.25% of the combined volume traded on the TSX and in the “Other OTC” market in the United States during that period (see Exhibit 99.1).

Item 4. Comparative Trading Volume Data

A. The first and last days of the 12-month period (the “12-Month Period”) used to meet the requirements of Rule 12h-6(a)(4)(i) are June 1, 2006 and May 31, 2007, respectively.

B. During the 12-Month Period, the average daily trading volume of the Company’s common shares on a worldwide basis was 15,810.2 (see Exhibit 99.1).

C. During the 12-Month Period, the percentage of the average daily trading volume of the Company’s common shares on a worldwide basis that was traded on the Other OTC market in the United States was 1.75% (see Exhibit 99.1).

D. The Company’s class of common shares has never been listed on a national securities exchange or inter-dealer quotation system in the United States; thus, the class of common shares has also never been delisted from a national securities exchange or inter-dealer quotation system in the United States.

E. Not applicable.

F. The trading volume data for the Company’s common shares on the TSX was provided by TSX Historical Data Access. The trading volume data for the Company’s common shares in the Other OTC market in the United States was provided by TSXconnect.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Company issued a news release on June 29, 2007 with distribution in the United States via Canada NewsWire disclosing the Company’s intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act. A copy of the news release is attached to this form as Exhibit 99.2.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

Exhibit Number	Description of Exhibit

99.1	Average Daily Trading Volume of Vecima Networks Inc. Common Shares for the 12-Month Period Ended May 31, 2007

99.2	News Release: Vecima to File Form 15F to Terminate SEC Registration and Reporting Obligations

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Vecima Networks Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Vecima Networks Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

VECIMA NETWORKS INC.

Date: June 29, 2007	By:	/s/ Graham Carrothers
Graham Carrothers
Corporate Counsel and Secretary